Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-6(b) under the

Securities Exchange Act of 1934, as amended

Filer: Actavis plc

Subject Company: Allergan, Inc.

Form S-4 File No. 333-201242

Explanatory Note: The following contains excerpts of a transcript of Actavis plc’s Investor Meeting held on February 18, 2015, 1:30 PM GMT.

Lisa DeFrancesco - Actavis plc - VP, IR

[…]

During today’s presentation and Q&A management will make projections or other forward-looking statements which are dependent upon future matters or events. I would like to direct you to the forward-looking statement regarding our projections in our presentation, as well as in our earnings release and business update press releases issued earlier this morning including our important information for shareholders.

Turning now to slide 3, the agenda, I would like to take a moment to review today’s agenda for you.

First, Brent Saunders, our CEO and President, and Tessa Hilado, our new Chief Financial Officer, will review our fourth-quarter and full-year 2014 business performance. Bob Stewart, our Chief Operating Officer and future head of our Global Generics business, and Hafrun Fridriksdottir, our Senior Vice President of Global R&D for Actavis Generics and International, will provide an overview of North American generics and international and global operations, and our generics pipeline.

Bill Meury, Executive Vice President of Global Brands, and David Nicholson, Senior Vice President of R&D for North American brands, will provide an update overview of our North American brands commercial business and brands pipeline. Brent will conclude the meeting with a discussion of growth pharma and a review of our combined company following the close of the Allergan acquisition. At the conclusion of the meeting we will take Q&A from the audience.

And I would now like to turn it over to Brent to open up the meeting. Brent?

Brent Saunders - Actavis plc - President & CEO

Good morning, everyone. Thank you for joining us today for our investor day, where we will spend a good portion of today focused on our R&D pipeline.

It’s a little different than we first had anticipated doing. Obviously, when we first set the date for this meeting it was prior to our acquisition of Allergan and so that caused us to change course a bit and make the meeting slightly different than it would have been, because obviously we will have a full portfolio review.

So today’s meeting, just to keep it in perspective, will be Actavis standalone. This will be an Actavis standalone financials, Actavis standalone business review, and Actavis standalone R&D pipeline review.

I would also like to welcome all of our shareholders. All of the analysts, sell-side analysts that are here, our members of management that have joined us as well, and in particular I would like to welcome a few select dignitaries that have joined us.

From our Board our chairman, Executive Chairman, Paul Bisaro, is here. I think many of you know Paul. Cathy Klema, our Lead Director over here, and then we have three Allergan Board members who have joined us: Peter McDonnell over here, Russ Ray, and of course, very pleased to announce that also joining us is the founder of Allergan, Gavin Herbert. Gavin, thank you for joining us.

So I am going to move to the highlights for the meeting and so I think you have already seen the numbers. 2014 was an exceptional year for Actavis. We saw extraordinary growth across our base business and transformational business development, including the proposed acquisition of Allergan, which will create a leading company in growth pharma. I would like to touch briefly on the highlights of our performance, and then Tessa will come up and provide more details on the strong financial results.

[…]

So of course the big news was the announcement of the proposed acquisition of Allergan. Pre-integration planning is going extremely well. We are moving rapidly to be ready to operate as one company on day one.

We have announced the combined leadership team for the Company. We have defined synergies and are planning for accelerated synergy capture and are moving through the various regulatory steps to bring this transaction to close. Our shareholder vote is scheduled for March 10 and we will plan to launch our debt and equity offering soon.

Clearly I think — when I think about Q4 and the full-year numbers, they demonstrate that we have been able to maintain our business momentum while preparing to combine our two companies either later this quarter or early next.

Now I would like to ask Tessa to come up and provide more detail on our fourth-quarter and full-year performance. Tessa?

Tessa Hilado - Actavis plc – CFO

Good morning, everyone. I am Tessa Hilado, the Chief Financial Officer. I joined two months ago, so my only request to all of you mild-mannered investors, bankers, and shareholders is to remember what your mothers told you when you were little, be kind and gentle to the new kid in the room.

My son, who is a teenager, like any other smart aleck teenager, said to me one day that basically my 26 career in finance has spanned many industries. Since we were having breakfast one day and he was wondering his toast slowly with a butter knife he basically said to me, Mom, you have moved from cars to drugs to soda and chips and back to drugs again. And I looked at him and I said, son, my only correction: at Actavis our CEO would say it’s not drugs, it’s not pharma, it’s growth pharma.

So moving on to more serious matters, I couldn’t have joined the Actavis team at a better time. I would like to walk you through my presentation. I promise it will be brief since you have already the earnings release.

One is our exceptional performance for the quarter and the year; two, drill down through the business segments that contributed to this exceptional performance; and lastly, walk us through our cash flow and say a little bit about our planned financing for the Allergan acquisition.

[…]

Finally, on the topic of financing for the Allergan acquisition, we intend to complete our financing prior to our expected close. As you all know, Actavis will be offering debt and equity securities to finance the Allergan acquisition. We expect to be filing materials to support that offering soon.

As a result, we are actually restricted from providing any details regarding the offering today. Those details will be presented with the offering materials. However, as you think about the impact of the offering on the Company as a whole, you should consider the following developments since the announcement of the Allergan acquisition on November 17.

First, both Actavis and Allergan have reported strong business performance for the fourth quarter of 2014 resulting in better-than-expected earnings and cash flow. Second, Actavis has seen approximately a 17% rise in our share price since we announced the Allergan acquisition. We expect these favorable developments to have a modest, positive impact on the offering versus prior assumptions. Details will be provided in the securities offering materials, which will be filed in the next couple of days.

Early next week, and subject to market conditions, we will be embarking on an equity debt roadshow to secure that financing. We expect to complete the financing in early March and, of course, expect all of you to support this transaction.

[…]

Brent Saunders - Actavis plc - President & CEO

[…]

We also are very opportunistic in business development and perhaps this year there was just a lot of opportunity, but we also look at every deal from a strategic and financial discipline to make sure that it is accretive to growth for the long-term.

And, finally, we have a management team and soon a combined management team with key executives from Allergan that are focused on execution. And I think our fourth quarter and the exceptional Allergan fourth quarter, which was reported a few weeks ago, are proof points that these management teams can continue to deliver, even while doing heavy lifting in a pre-integration period.

[…]

Bob Stewart - Actavis plc – COO

[…]

Looking at how the Allergan piece complements this, two areas that we didn’t have actual manufacturing capability in-house was on the inhalation side. We had R&D capability, but we were relying on third parties to be able to produce the products for us. Now we have the capability with Allergan once we close the transaction later. We have the ability now to leverage that manufacturing scale that they have and now bring that R&D effort in-house through our own launch capability internally.

And the other area would be ophthalmology. We have the ability now to take that — what was reliant on third parties to do for us, we now have the capability internally to launch and execute R&D strategies there. So Allergan really, truly does complement our manufacturing network very, very effectively.

[…]

Bob Stewart - Actavis plc – COO

So I think you can see in those results it’s just a phenomenal team. It starts with portfolio, making sure that you pick the right products, and then you execute flawlessly. And this team has just done it year after year and I am incredibly proud of their results.

This is what’s going to drive us value in the outlying years as we monetize these first-to-file opportunities. We have proven that we have the ability to do this. We have done it for years previously and we will continue to do it going forward.

So prioritizing our opportunities is really the message here in 2015 and beyond. It’s focusing where we are strong and making sure that we continue to move ourselves up the scale and being a leader in the markets and in the therapeutic areas that we’re going to compete in.

Markets with significant growth potential; that is where we are going to focus our efforts. And what we are going to look at is getting out of markets that, frankly, don’t look like they are going to be markets that are going to fit our profile going forward.

Businesses that offer — our business offers potential revenue synergies. None of those are dialed into our assumptions here, but as we think about cross-selling opportunities in certain markets, because of the breadth of our portfolio and the breadth of the Allergan portfolio, we are going to find opportunities to create revenue synergies.

[…]

Again, upside opportunities here would be revenue synergies with the Allergan business that we have not quantified or dialed into the plan. Lower generic price erosion. We are hearing about the fact that there is improvement within the backlog within the Agency that has created obviously a stable pricing environment. We will see how that plays out.

[…]

David Nicholson - Actavis plc - EVP, Brands R&D

Good morning, everyone. It’s a great pleasure to be here today and to have the opportunity to discuss with you the brands R&D pipeline.

What is our R&D strategy? As a standalone company, Actavis focuses energy on four key therapeutic areas: gastrointestinal disorders, CNS, infectious disease, and women’s health. And we are opportunistic in urology, dermatology, and cardiology.

Of course, this is Actavis as a standalone company. We are all looking forward to bolting onto this the Allergan areas of expertise in ophthalmology, dermatology, and aesthetics, as well as their core research group in areas of ophthalmology and select agents.

[…]

This is a projection as Actavis as a standalone company, but of course Actavis is unlikely to remain standalone for too long. We are very much looking forward to the merger with Allergan and for somebody like me it is, of course, tremendously exciting to think of merging our two pipelines.

What you see here is the Actavis pipeline. I’ve walked you through many of these compounds over the last few minutes. I look forward to coming back on that subsequent occasion and walking you through the many compounds coming from our future partner, Allergan.

[…]

Brent Saunders - Actavis plc - President & CEO

[…]

So really I’d like to congratulate my colleagues for providing a lot of detailed information in a fairly compact period of time. What I thought I would do is bring them meeting to conclusion just by going through a couple thoughts as we think about our combination with Allergan that’s coming, and then open it up to Q&A quickly.

When you look at Actavis’s performance over the last few quarters, you can see the momentum in the business. We continue to maintain strong momentum in our brand business, strong momentum in our generic business, strong momentum in each of our R&D organizations, and maintain a best-in-class supply chain.

When you look at Allergan and their reported results for the fourth quarter, you can see that that business, under David Pyott’s leadership, has also experienced great momentum. I believe their fourth quarter was their best quarter in their company’s history.

So we’re taking two businesses that are firing on all cylinders, and we’re putting them together. As we do that, I think we have created a great strength in creating what we hope to call Growth Pharma.

You’ve seen this slide before; we used it when we announced the combination of Actavis and Allergan. We do believe that we have a unique opportunity in the combination of Actavis and Allergan to create a special company that’s focused on high growth; that’s focused on innovation; that’s focused on providing high-quality, reliably-supplied, low-cost medicines to patients around the world. We think we can do this differently and better than anybody in our industry.

As you know we have an aspiration or target to grow our top line 10% in our branded business and — after you back out generics and our Anda Distribution business, where revenue is not a good incentive — an 8% growth rates. We think that that’s absolutely attainable and something that will allow us to manage our Company very differently than our peer group.

So when we think about Growth Pharma, we spend a lot of time thinking about: what are the characteristics of Growth Pharma? We spend a lot of time thinking about our own characteristics: What made Actavis grow so quickly? What were some of the characteristics at Allergan that made Allergan such a growth company?

And what are some of the data in the academic literature, whether it came from McKinsey, Harvard Business Review, or BCG and the like? And look for common themes around what caused companies to drive top-line growth.

These were the five attributes that we identified. I’ll go through them very quickly.

In terms of a diverse revenue franchise, when you look at the combination of Actavis and Allergan, you can see true leadership in therapeutic categories: a roughly $3 billion dermatology and aesthetic medicine portfolio; a roughly $3 billion CNS portfolio; a roughly $3 billion eye care or eye health portfolio; and then billion-dollar franchises in women’s health, urology, and GI, cystic fibrosis, and close in cardiology; and then of course, emerging presence in a very important area like anti-infectives.

We also have good IP protection. As you heard from our presentation today, we play both sides of the house. We understand the generic world; we understand the branded world.

We use that to make sure that we are on top of our intellectual property for our brands, that we have our team, like Hafrun’s organization, continuously challenge us to make sure that we are thinking of all the right things that we need to do to maintain our exclusivity and intellectual property. When you just take the average Orange Book — this is a crude way of looking at it, admittedly, but it gives you a sense for what we’re up against.

We have tremendous IP protection for our key franchises, well into the mid-2020s and of course some even longer than that. Some of the ones where — for example, the lowest one, women’s health, while we have some OCs that will be going off patent, our most important product, Lo Loestrin, had a Court of Appeals approval supporting our intellectual property until 2029. So we have very long runway on one of our most important products in that category.

We also have innovation. You heard about the Actavis pipeline today; you saw the published list of the Allergan pipeline. But what you can see as you line these up — and we’ll talk more about this after we close the transaction — but in each vertical in which we compete we have a strong pipeline of programs. Some blockbuster, some lifecycle management; but overall, quite a bit of innovation to sustain that growth and to continue to drive that 10% branded top-line growth CAGR.

We also are going to stay focused on our generic D&A in this new combined Company. That means flat SG&A spending.

You heard Bob Stewart talk about our generic DNA being the chassis from which we built this Company. What that means is we don’t have a lot of bureaucracy; we don’t have a lot of committees; we don’t have a lot of staff positions.

We stay very focused in putting our money behind our products, behind our sales organization, and behind our R&D organization. That’s where we want to invest. That’s where we want to spend, not in G&A. We are committed to maintaining a leading quartile SG&A spend versus our peer group.

This morning we also announced that we would be keeping the Allergan equity. It’s an honor to announce that this morning, given that Gavin Herbert, the founder of Allergan, is with us today. But after 65 years of the brand standing for innovation, customer service, and excellence, we think that Allergan is an excellent name to represent the new combined Company.

That doesn’t mean we don’t value the Actavis name. The Actavis name is very valuable to us in certain parts of the world and for certain product lines; and we will maintain that, because that’s what our customers want in those areas. But overall our corporate name will be Allergan and our branded portfolio will go under the name Allergan.

One point I want to make: while we will maintain the Actavis and Allergan names, we will operate the Company as one Company, one culture, and one team. You heard from my colleagues today how well we work together — brand, generics, manufacturing, finance. We all operate as one Company.

Our incentive structure for our compensation is around operating as one Company for our top team. So we are absolutely committed to making sure that we leverage our strengths and shore up our weaknesses by working together to make Actavis the most successful, fastest-growing company in our category.

Finally, before we start Q&A, I’d like to close on the slide which we used from the deal show. We are going to be an exceptional growth pharmaceutical company. This combination with Allergan and all the wonderful work that was done to combine Actavis and Forest, and the deals that came before that under Paul’s leadership, have put us in the catbird seat to really do something truly special.

$23 billion in revenue. As I said, a target of 10% top-line growth in our branded business. 30,000 employees around the world focused on our customers and providing high-quality, reliably-supplied medicines.

The deal itself is double-digit accretion in the first year. R&D spend for 2015 is estimated to be about $1.7 billion to support this pipeline that you saw today from the brands and generics team as well as the Allergan portfolio.

We should generate about $8 billion of free cash flow in 2016, allowing us to both delever and also continue to do opportunistic tuck-in BD and (technical difficulty) $5.00 EPS. (technical difficulty) I would like to invite my colleagues to join me up here and we’ll start a Q&A. I think there will be some microphones that will be roaming around. We are on webcast, so it’s important that we use the microphones; and I think mine just went off and came back on.

But why don’t you guys join me up here, and we’ll get the questions going? Chris, you want to lead off?

Q U E S T I O N S A N D A N S W E R S

Chris Schott - JPMorgan – Analyst

Great, thanks. It’s Chris Schott at JPMorgan. I had two questions. The first, just elaborating on those last comments on business development, can you just put a little bit more color around the priorities as we think about that $8 billion of free cash flow?

When we think about the pipeline you just laid out, the launches over the next few years, the rate of change the organization experienced in 2014: really what are the priorities? What verticals do you see the most white space? Would you add verticals? I think we are trying to understand that element of the story.

The second question was on the biosimilar opportunity. Obviously a lot more focus on that. Can you elaborate a little bit more on the commercial opportunity you see here?

How are you thinking about price? How quickly can these products gain traction? And when do we see biosimilars as being a relevant contributor to the Actavis or Allergan P&L as we think about the longer-term profile?

Brent Saunders - Actavis plc - President & CEO

Yes, sure. On business development and the use of cash, clearly in the short term our top priority is to delever. We are absolutely committed to our investment-grade rating. We want to make sure that we act very responsibly.

That doesn’t take us out of the game in terms of doing tuck-in deals like the Auden Mckenzie deal that we did just recently. We are evaluating dozens of those types of deals all the time. But in terms of transformational deals, we are going to take a pause and certainly delever and allow our organization to focus on this combination for some time.

I think in terms of areas of focus, they’re really the areas that we are in. So it’s those seven or eight therapeutic areas I just had on one of the previous slides.

The idea there is to either look for complementary marketed product that can be sold through the same channel that already exists. It will be looking for pipeline opportunities, higher — climbing the innovation curve, looking for complementary pipeline opportunities to support the therapeutic areas that we’re already in. Or it will be geographic expansion or strengthening type of tuck-ins like the Auden Mckenzie deal.

Chris Schott - JPMorgan – Analyst

Can I just ask one follow-up on that? Just when you say transformational, is there a threshold at which you’re defining that? Given how large the Company now is, is a $10 billion — is that a transformational deal for you guys at this point?

Brent Saunders - Actavis plc - President & CEO

Yes, I think transformational for me is less about dollar size; it’s more about doing something that we don’t currently do today. So moving into another therapeutic area, for instance; or a different — perhaps — I’m not suggesting we’re going to do this, but into devices or something like that would be transformational.

Certainly there are some deals purely on scale that you could argue would be transformational, even if they were complementary. But I think on all fronts we’re not going to be doing those in the short term until we have delevered.

I think on biosimilars, I don’t know if Bill or David want to chime in here as well, but I have a view that investing in biosimilars today is critical to the future. It’s a longer-term bet.

I think you’re not really going to see the biosimilar market develop probably into the early 2020s. I think it’ll take some time.

Ultimately, these will be big markets. The payer pressure and the cost pressures in healthcare will force these to be very robust markets.

So I always analogize this to back in the Internet boom back in 1999 or before 2000. People had some really great ideas, but they just timed them wrong.

And the same — you have to be thoughtful about this with biosimilars as well. You have to make these investments; they take a while to develop; but you want to have these things launching towards the end of this decade, 2018, 2019, 2020, so that you keep that momentum and can capitalize on the market when it really I think matures or develops in the early 2020s.

I don’t know, Bill or David, do you have another view?

David Nicholson - Actavis plc - EVP, Brands R&D

I certainly don’t have another view. Completely agree with what you’re saying, Brent. Perhaps just a couple of additional remarks.

Biosimilars have been out in Europe for a while, and they are just starting to get into the US market. First approval for a biosimilar in the US very recently. The fact that we now have guidelines is going to help.

But it’s also apparent that it’s turned out to be harder to develop biosimilars than many people thought a few years ago. I think we are seeing a smaller number of companies now working on biosimilars, which is going to increase the size of the opportunity for companies that do have the stamina and the technical expertise to stay in the area to really do things. But biosimilars are going to be a significant presence on the market also here in the US eventually.

[…]

Ronny Gal - Sanford C. Bernstein & Company - Analyst

Good morning. Ronny Gal, Sanford Bernstein.

I had two questions. It looks like in 2016 you’ll be generating $0.35 of free cash flow for every $1.00 of revenue you create. That is a fabulous free cash flow yield from revenue.

The question is, Allergan is already paying, I guess, a small dividend. As you compete with other big pharma companies, some of them are growing quickly; would you be thinking about increasing the dividend to compete for the same — with dividend news as well? There seems to be just enough money there.

Second, you’ve discussed, Bill, the issue of the Massachusetts Model and the less access you now have for the doctor and more formulary restriction. Can you discuss this a little bit further?

What will happen? Has this become a more popular model around the country? I guess one of the arguments is that a broad-based US company is inherently more exposed to those pressures than a company with a lot of emerging market exposure or orphan drugs.

So I guess it’s a two-part question. First of all, are you as profitable in markets like Massachusetts as you are in Texas? And second, is Actavis considering expanding from a US broad-based primary care market focus to orphan drugs, to emerging markets, and so forth?

Brent Saunders - Actavis plc - President & CEO

You want to take that one part of the question first?

Bill Meury - Actavis plc - EVP, Commercial, North American Brands

Sure. We are as profitable, for example, in New England as we are in the South. We may get there differently, but part of managing these businesses is simply managing the level of investment relative to the sales return.

My sense about consolidation is that it’s going to happen at a very, very slow pace. Integrated health systems are still trying to figure out how they want to run their business, much less how they are going to interact with pharmaceutical companies.

Our access rates — and we’ve launched perhaps more new products over the past year and will launch as many in the next year as any Company — are still in the 80%, 85% range. It’s true that some regions of the country we have more access than in others.

But at the end of the day, the only way the healthcare community — providers and payers — find out about new products is through sales and marketing. It’s going to look a little bit different, but fundamentally it will be the same.

I believe a company that wants to be a serious player is going to need a primary care and a specialty component, which we’ll have. We may adjust the size of it over time, or redistribute it; but I would say for the foreseeable future, no radical change in how we do our business.

Brent Saunders - Actavis plc - President & CEO

Just to answer your other two questions, in terms of focus, clearly one of the things the Allergan deal does or the combination does is give us a very strong global footprint. So I think you’ll see us continue to use that as a source of potential revenue synergies.

Take a market like Latin America, where Allergan enjoys in many countries a number-one position in eye care. We have lots of dossiers and products that we could bring into Latin America, but we didn’t have an infrastructure.

Yes, we may have to build a different salesforce, but that’s very different than getting a legal entity, renting an office space, putting an IT person, an HR person, a general manager and so on. So I see that as one of our biggest revenue synergy opportunities, is to really complete the globalization of the new combined Company.

Then finally with respect to a dividend, I think in terms of our policy of capital allocation, right now we have been focused on investing our money in growth assets, long-duration growth assets, and I think we’ve done that fairly effectively. That will remain our priority after we delever.

So to the extent that we can’t do that or we don’t see many opportunities, our Board is very thoughtful and will continue to evaluate other ways to return money to shareholders, whether that be a dividend or a share repurchase, depending on the situation. But those are clearly priorities number two and three.

[…]

Louise Chen - Guggenheim Securities – Analyst

Louise Chen from Guggenheim. Thanks for taking my questions. First question I had was that — do you think that sales and earnings growth that we saw from Allergan in 2014 is sustainable? And if so, what gives you confidence that it is?

The second question I had was: what keeps you interested in the generics business? You talked about 50% growth rate. Could you provide more color behind that? Thanks.

Brent Saunders - Actavis plc - President & CEO

Yes. My view of Allergan’s performance is that it is sustainable. I think where you saw a lot of the growth was in the expansion of Botox therapeutic, particularly migraine. You saw in one of the areas I know quite well, the eye health category, particularly Restasis, Lumigan, other products grow very nicely. And those are large and growing markets still.

The filler launch, the Voluma, Juvederm Voluma experienced the best launch in aesthetic history because it’s a great product and there is great demand. So I think as long as we can continue to focus on driving those brands, to continue to drive innovation to support the product flow, those businesses should maintain or even experience more robust growth.

Take a drug like DARPin that they have in early Phase 2. If we can get the profile we want for DARPin, that may be the biggest drug in the pipeline of the combined companies in terms of sales potential. So there are lots of aspects to this very dynamic Allergan business.

I think David Pyott and Doug Ingram

and the management team there is just first-class. These guys have really built something very special there. And we, I think, have demonstrated a willingness to bring their very special and talented people into the combined leadership of the new Company at a very high success rate; and that continues to flow down as we are building out the proposed organization in layer two and three and four and beyond.

So we are very excited about it. And obviously, we’ll know more when we close; but I have no reason to believe anything but strong performance.

[…]

Jami Rubin - Goldman Sachs – Analyst

Last year there was obviously furor over potential tax inversion plays; and that came to a halt with the changes in the Treasury rules. Are you confident that any potential discussions about earnings stripping is now over?

And if not, can you quantify what the exposure would be to your tax rate should that come into play again? Not saying I’m hearing anything, but just what you’re hearing.

Also, just as the combined Company with Allergan, how should we think about the tax rate going forward? Is there an opportunity to bring it even lower than 15% as some of that IP is moved to Ireland?

Tessa Hilado - Actavis plc – CFO

Let me try to figure out all the questions. The first one was with regards to income stripping. I think the Obama announcement fairly recently has made it certain that any ruling on inversions would have to be dealt with at Congress; so we don’t think that’s going to happen in the foreseeable future at this point in time.

With regards to the inversion and our tax structure, I think we’re in compliance. We’re in pretty good stead. That inversion has now been through like about two years.

Brent Saunders - Actavis plc - President & CEO

October will be two years.

Tessa Hilado - Actavis plc – CFO

October will be two years. So we don’t feel there is any risk. So at this point it’s going to be very difficult for us to quantify what that actually means.

With regards to Allergan, at this point in time, they also have products that are sold in low-tax jurisdictions. So our best estimates at the moment is really the tax rate we provided to you, which is 15% post-close.

Did I answer everything, Jami? Great.

[…]

Sumant Kulkarni - BofA Merrill Lynch – Analyst

Sumant Kulkarni from Bank of America Merrill Lynch. I have three quick questions.

The first one is on biosimilars. Does your agreement with Amgen at least conceptually allow for authorized biosimilars or ABs, as I think we should call them at some point?

Secondly, on injectables we’ve seen a lot of moves in the markets including M&A activity. How specifically does Actavis plan to target that or get bigger?

And finally, on Restasis, how is the Company thinking about the timing of potential generic competition, given that standalone Actavis may have been a filer there? Thanks.

Brent Saunders - Actavis plc - President & CEO

Yes, maybe I’ll take Restasis first. Obviously that was something that we were targeting, to try to create a generic Restasis before we did the deal. Obviously, we’re not doing that anymore.

And, look, I mean, the FDA changed the guidance. Our belief is that that probably knocked most of the people out that are going after it today.

That’s our intelligence; it’s not perfect vision, but I think we believe that to be the case. But we also think there is a pathway forward for a company to do it.

So our view is that Restasis has something on the order of magnitude of a four- to six-year life ahead of it. Very hard to predict exactly when.

We have good intelligence, so we will keep our ear to the ground. But enough time for us to implement a lot of the plans the Allergan team had for product improvement and product extension, whether that be Restasis X or other dry eye molecules.

So upon close we will be absolutely focused on making sure that the duration of the dry eye leadership at Allergan remains intact. And there are multiple levers to pull on that.

To your other questions on the Amgen agreement with respect to authorized biosimilars, I actually don’t know. I don’t know, Paul, if you –

Paul Bisaro - Actavis plc - Executive Chairman

We actually do have.

Brent Saunders - Actavis plc - President & CEO

We do. Yes, we do have that in the agreement. I’m not sure that means a whole lot, in my humble opinion; I think we’ll see how these things ultimately get commercialized and sold. We have some flexibility in our agreement depending on how that actually plays out.

But my sense is what you’ll see as biosimilars enter the market is the brands just drop the price to compete with the biosimilars. They will probably stay at a small premium for those patients and doctors who want the original drug. But the distribution channel may not look entirely different.

[…]

David Amsellem - Piper Jaffray & Co. – Analyst

David Amsellem from Piper Jaffray. Just a couple of questions.

First on linaclotide, you talked about expansion opportunities, particularly the low-dose version. Is this something that could eventually become an OTC available product, similar to how the low-dose proton pump inhibitors eventually went to OTC? That’s number one.

Then secondly, on the OTC business, what’s your appetite for growing this segment via further acquisitions? And would that contemplate acquisition activity in the US? Thanks.

Brent Saunders - Actavis plc - President & CEO

Yes, I think on the OTC business, we do like the business. It does have a really good, sustainable profile.

I think the one thing you should recognize, too, in the combination of Allergan we do pick up a very nice US OTC business in the Refresh tear business, which is the market leader or among the market leaders in the OTC market. So I think we’re going to continue to evaluate how do we gain strength both globally and domestically in OTC.

I think you’ll see us maneuver very strategically and opportunistically around OTC assets in the marketplace. Want to talk about Linzess OTC?

Bill Meury - Actavis plc - EVP, Commercial, North American Brands

Yes. I mean the aim with a low dose, one, is to provide physicians with some dosing flexibility; but it’s really designed to access a more mild, moderate, intermittent OTC category, which is really where the volume is. In terms of introducing an OTC version of Linzess, that is an option that we would consider if it made good economic sense, and especially if we are successful with developing a next-generation Linzess, which is the [colonic] delivery concept that David talked about.

David Nicholson - Actavis plc - EVP, Brands R&D

Just to help you out, Bill, you said mild to moderate OTC. You meant mild to moderate chronic idiopathic constipation, CIC, right? Yes. Just to help you out. All these abbreviations.

Brent Saunders - Actavis plc - President & CEO

I just say butter knife.

[…]

Elliot Wilbur - Needham & Company – Analyst

Good morning. Elliot Wilbur from Needham & Company. I have two questions; the first is for Bob.

As you think about rounding out your generic book of business, moving back into injectables, and then rearming in topicals, and I guess entering ophthalmics, are you confident that you have the internal capabilities or the partner relationships to become a meaningful supplier to the trade without making a strategic move in those areas?

Then second question is for Tessa. Would be possible at this point to get some sense of the level of interest expense expected in 2015 and embedded in your earnings per share guidance?

Bob Stewart - Actavis plc – COO

Yes, I’ll absolutely answer the first part of your question. In terms of confidence, no question about it. I’m absolutely confident that we’ve got the team in place that’s ultimately going to be able to deliver value to the different segments, both in hospital as well as in other — in topicals and the like.

So, no question about it. We’ve built up an infrastructure. We’ve invested in it. We’ve got good sales teams that are ready and have already launched these businesses.

The other thing I’d say is that we are really focusing on being disciplined on the type of portfolios we’re going to bring to this business as well. So we’re going to differentiate ourselves on the portfolio side of things and be relevant to our customers based on what that offering’s going to be, versus trying to convince ourselves that we need to have the full breadth of products.

So it’s going to be really more opportunistic in terms of how we approach the business and really competing on more of a portfolio approach, as opposed to trying to have the full breadth of portfolio, if you will.

Tessa Hilado - Actavis plc – CFO

On your question, given that we will be filing our S-3 in the next couple of days, we’re really restricted from talking about the offering at this point in time. So just stay tuned in the next couple of days.

Obviously, given the fact that rates have moved lower since November 17, spreads have widened a little bit; so there’s puts and takes there. I talked about the two developments as well relative to the equity offer, which is better than expected earnings and cash flow. Both Allergan and Actavis reported for Q4, and then obviously the stock price has run up a little bit since the announcement itself. But stay tuned in the next couple of days.

Saba Hekmat - New York Life Investment Management – Analyst

Thank you. Saba Hekmat from New York Life. A question for Tessa. Tessa, as you look at — as you join this Company, it’s much larger in size now and comparable to some of the big pharma companies out there. What’s the appropriate capital structure that we should think about leverage and credit ratings for the intermediate and long term?

Tessa Hilado - Actavis plc – CFO

We’re basically committed to the investment-grade rating as we look at various acquisitions. Obviously we always have a plan to delever rapidly in order to obtain that.

Case in point, we were very disciplined when we announced the Allergan acquisition. From a leverage perspective, we’ve indicated that we believe post-close we would be down to 3.5 times and we would continue to maintain our investment-grade rating.

Lisa DeFrancesco - Actavis plc - VP, IR

Okay. That’s all we have time for today. I’d like to turn it back over to Brent for maybe some closing remarks.

Brent Saunders - Actavis plc - President & CEO

Yes, I would just like to first thank everyone who attended live here in person in New York. And those listening in on the webcast, thank you for your time and attention.

I hope you see our enthusiasm for our Company and our future and our combination with Allergan, and we look forward to keeping you updated as we progress both on the offering as well as the close of the combination in the coming weeks and months. Thank you.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

END

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Actavis’ estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Actavis’ current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “targets,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the Allergan acquisition, including future financial and operating results, Actavis’ or Allergan’s plans, objectives, expectations and intentions and the expected timing of completion of the transaction. It is important to note that Actavis’ goals and expectations are not predictions of actual performance. Actual results may differ materially from Actavis’ current expectations depending upon a number of factors affecting Actavis’ business, Allergan’s business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the Allergan acquisition; subsequent integration of the Allergan acquisition and the ability to recognize the anticipated synergies and benefits of the Allergan acquisition; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Allergan and Actavis shareholder approvals; the risk that a condition to closing of the Allergan acquisition may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Actavis shares to be issued in the transaction; the anticipated size of the markets and continued demand for Actavis’ and Allergan’s products; Actavis’ and Allergan’s ability to successfully develop and commercialize new products; Actavis’ and Allergan’s ability to conform to regulatory standards and receive requisite regulatory approvals; availability of raw materials and other key ingredients; uncertainty and costs of legal actions and government investigations; the inherent uncertainty associated with financial projections; fluctuations in Actavis’ operating results and financial condition, particularly given our manufacturing and sales of branded and generic products; risks associated with acquisitions, mergers and joint ventures, such as difficulties integrating businesses, uncertainty associated with financial projections, projected synergies, restructuring, increased costs, and adverse tax consequences; the adverse impact of substantial debt and other financial obligations on the ability to fulfill and/or refinance debt obligations; risks associated with relationships with employees, vendors or key customers as a result of acquisitions of businesses, technologies or products; our compliance with federal and state healthcare laws, including laws related to fraud, abuse, privacy security and others; risks of the generic industry generally; generic product competition with our branded products; uncertainty associated with the development of commercially successful branded pharmaceutical products; uncertainty associated with development and approval of commercially successful biosimilar products; costs and efforts to defend or enforce technology rights, patents or other intellectual property; expiration of Actavis’ and Allergan’s patents on our branded products and the potential for increased competition from generic manufacturers; risks associated with owning the branded and generic version of a product; competition between branded and generic products; the ability of branded product manufacturers to limit the production, marketing and use of generic products; Actavis’ and Allergan’s ability to obtain and afford third-party licenses and proprietary technology we need; Actavis’ and Allergan’s potential infringement of others’ proprietary rights; our dependency on third-party service providers and third-party manufacturers and suppliers that in some cases may be the only source of finished products or raw materials that we need; Actavis’ competition with certain of our significant customers; the impact of our returns, allowance and chargeback policies on our future revenue; successful compliance with governmental regulations applicable to Actavis’ and Actavis’ respective third party providers’ facilities, products and/or businesses; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; Actavis’ and Allergan’s vulnerability to and ability to defend against product liability claims and obtain sufficient or any product liability insurance; Actavis’ and Allergan’s ability to retain qualified employees and key personnel; the effect of intangible assets and resulting impairment testing and impairment charges on our financial condition; Actavis’ ability to obtain additional debt or raise additional equity on terms that are favorable to Actavis; difficulties or delays in manufacturing; our ability to manage environmental liabilities; global economic conditions; Actavis’ ability to continue foreign operations in countries that have deteriorating political or diplomatic relationships with the United States; Actavis’ and Allergan’s ability to continue to maintain global operations; risks associated with tax liabilities, or changes in U.S. federal or international tax laws to which we are subject, including the risk that the Internal Revenue Service disagrees that Actavis is a foreign corporation for U.S. federal tax purposes; risks of fluctuations in foreign currency exchange rates; risks associated with cyber-security and vulnerability of our information and employee, customer and business information that Actavis stores digitally; Actavis’ ability to maintain internal control over financial reporting; changes in the laws and regulations, affecting among other things, availability, pricing and reimbursement of pharmaceutical products; the highly competitive nature of the pharmaceutical industry; Actavis’ ability to successfully navigate consolidation of our distribution network and concentration of our customer base; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; developments regarding products once they have reached the market and such other risks and uncertainties detailed in Actavis’ periodic public filings with the Securities and

Exchange Commission (the “SEC”), including but not limited to Actavis’ Annual Report on Form 10-K for the year ended December 31, 2014, as amended from time to time in Actavis’ other investor communications. Except as expressly required by law, Actavis disclaims any intent or obligation to update or revise these forward-looking statements.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Actavis and Allergan, Actavis has filed with the SEC a registration statement on Form S-4, including Amendment No. 1 thereto, that contains a joint proxy statement of Actavis and Allergan that also constitutes a prospectus of Actavis. The registration statement was declared effective by the SEC on January 26, 2015. Each of Actavis and Allergan commenced mailing the joint proxy statement/prospectus to its shareholders or its stockholders on January 28, 2015. INVESTORS AND SECURITY HOLDERS OF ACTAVIS AND ALLERGAN ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Actavis and Allergan through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Actavis are available free of charge on Actavis’ internet website at www.Actavis.com or by contacting Actavis’ Investor Relations Department at (862) 261-7488. Copies of the documents filed with the SEC by Allergan are available free of charge on Allergan’s internet website at www.Allergan.com or by contacting Allergan’s Investor Relations Department at (714) 246-4766.

Participants in the Merger Solicitation

Actavis, Allergan, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Actavis and Allergan shareholders in connection with the proposed merger is set forth in the joint proxy statement/prospectus. Information about the directors and executive officers of Allergan is set forth in its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 26, 2014 and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Actavis is set forth in Actavis’ proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014 and certain of Actavis’ Current Reports on Form 8-K. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus filed with the above-referenced registration statement on Form S-4 and other relevant materials to be filed with the SEC when they become available.